Exhibit 99.1

Leading Independent Proxy Advisory Firm Glass Lewis Recommends SINOVAC Shareholders Vote to Keep the Current Board in Place

Glass Lewis concludes, “[T]he current board has demonstrated credible progress in restoring governance stability and operational normalcy. [...] The Dissident Group’s proposals, by contrast, rest on an inconsistent platform, rely on individuals linked to the governance failures of the past, and raise material questions about their ability to credibly resolve the challenges ahead.”

SINOVAC’s Current Board of Directors encourages shareholders to follow Glass Lewis’ Recommendation and VOTE the WHITE proxy card “AGAINST” the misguided proposals to remove the SINOVAC Board and appoint the Reconstituted Imposter Former Board Slate

Special Meeting of SINOVAC shareholders to be held on July 8, 2025

To learn more visit: VoteSinovac.com

BEIJING, July 2, 2025 – The Board of Directors of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that leading independent proxy advisory firm Glass, Lewis & Co. (“Glass Lewis”) has recommended that SINOVAC shareholders vote to keep the current SINOVAC Board in place by voting the WHITE proxy card “AGAINST” the election of the Reconstituted Imposter Former Board Slate at the upcoming Special Meeting of Shareholders (the “Special Meeting”) to be held on Wednesday, July 9, 2025 at 8:00 a.m. China Standard Time (Tuesday, July 8, 2025 at 8:00 p.m. Atlantic Standard Time).

The SINOVAC Board issued the following statement in response to Glass Lewis’ recommendation:

“We are pleased that Glass Lewis rightly recognizes that keeping the current Board in place is in the best interests of all SINOVAC shareholders. We have made incredible progress over the past four months to restore fairness and deliver value to all SINOVAC shareholders, including declaring a US$55.00 per common share special cash dividend and laying the groundwork for additional distributions to rightful shareholders, while retaining ample working capital for investment and innovation.

“We remain committed to ending years of governance failures committed by the Imposter Former Board and ensuring valid shareholders receive their fair share of distributions, while setting the Company on a path of renewed growth and corporate accountability. As part of these efforts, we are planning an annual meeting of shareholders in the second quarter of 2026 to nominate a full slate of highly-qualified and independent directors to guide SINOVAC’s next phase of growth.”

In making its recommendation that shareholders RETAIN the Current Board and OPPOSE the Reconstituted Imposter Former Board Slate, Glass Lewis highlights the track record of misleading claims and exploitation carried out by the Imposter Former Board, Advantech/Prime Success (“Advantech/Prime”), Vivo Capital, SAIF and other members of the Former Management Buyout Consortium. This includes the:

•	Authorization of an invalid PIPE transaction to Advantech/Prime and Vivo Capital at a below-market price in 2018, which materially diluted SINOVAC shareholders and was made at a time when the Company did not need the capital;

•	Adoption of the invalid poison pill, which directly caused the NASDAQ trading halt in 2019 and trapped shareholders’ investment in SINOVAC during a time of immense growth and value creation, including during the COVID-19 pandemic when vaccine companies traded at peak valuations; and

•	Seven years of governance and compliance shortcomings that occurred under the Imposter Former Board, which directly led to the resignation of three of the Company’s auditors during its tenure.

Highlights from the Glass Lewis Report include1 (emphasis added):

SUPERIORITY OF THE CURRENT BOARD

•	“We believe the current board has demonstrated credible progress in restoring governance stability and operational normalcy. This includes a clear articulation of a dividend policy, with substantial proposed distributions that are consistent with the Company’s extraordinary cash position and aligned with shareholder interests. In contrast, the Dissident Group has failed to articulate a detailed or consistent alternative capital return strategy.”

•	“Taken together, we believe the current board offers a more coherent and transparent strategy that is aligned with the Company's broader shareholder base. The Dissident Group’s proposals, by contrast, rest on an inconsistent platform, rely on individuals linked to the governance failures of the past, and raise material questions about their ability to credibly resolve the challenges ahead. Accordingly, we recommend that shareholders vote on the Company's WHITE proxy card AGAINST Proposals 1.00 and 2.00.”

DIVIDEND POLICY

•	“In our view, there is no doubt that the Company has accumulated more liquidity than is required for its ongoing operations, supporting the case for a significant return of capital to shareholders.”

•	“In our view, the current board has demonstrated a stronger commitment to transparent and substantial capital return. The proposed dividends are clearly articulated, consistent with the Company’s excess cash position, and aligned with a broader effort to stabilize governance and shareholder relations following years of litigation. […] Even after such distributions, we calculate that the Company would still retain several billion dollars in working capital and maintain financial metrics broadly consistent with industry peers.”

•	“While it is true that PRC regulatory constraints can complicate cross-border cash transfers from operating subsidiaries to the parent entity, the Former Board could have nonetheless signaled a commitment to declare dividends upon the resolution of key litigation or regulatory hurdles. Its failure to do so, even after years of litigation, suggests that capital return was not a meaningful priority during its tenure.”

•	“[The Dissident Group]’s shifting criticisms, from claiming dividends are insufficient to later arguing they are excessive, reflect what we view as a reactive approach that appears driven more by tactical positioning in a campaign rather than long-term value creation.”

1 Permission to use quotations was neither sought nor obtained.

NASDAQ TRADING HALT AND AUDITOR RESIGNATION

•	“After review, we believe a balanced assessment points to the Former Board’s decision to activate the poison pill and issue Exchange Shares – steps later invalidated by the Privy Council – as the key root cause of the suspension.”

•	“In our view, the extended trading halt reflects a compounding sequence of governance failures, initiated by the Former Board and inherited by the current board, which is now tasked with untangling the consequences in order to restore the Company's listing status.”

•	“We also believe that many of the structural problems now facing the Company – including the trading suspension and auditor resignation – stem from the Former Board’s decisions, particularly its unlawful activation of the poison pill and the issuance of Exchange Shares. The current board’s actions to revisit and resolve these issues appear to be necessary steps to reestablish regulatory compliance and relist the Company’s shares.”

PIPE FINANCING AND RELATED LITIGATION

•	“On the matter of the PIPE Financing and related litigation, the Dissident Group’s narrative is materially undermined by the Company’s own filings, which confirm that the proceeds of the PIPE Financing were never utilized. The financing itself was approved by a board that has since been deemed illegitimate by the Privy Council, raising further questions about its validity.”

•	“In our view, the facts here strongly undercut the Dissident Group’s framing of the PIPE Financing’s merits. The Company’s reasonably strong financial health at the time, the non-utilization of the financing proceeds, and the potential for substantial equity dilution to all other shareholders, taken together, suggest that the PIPE Financing was, at best, unnecessary and, at worst, damaging to shareholder interests. These factors further call into question the credibility of the Dissident Group’s broader governance and capital allocation agenda, particularly its alignment with all shareholders’ interests.”

•	“At the same time, it also raises questions as to why SAIF, which is not a PIPE Investor itself, would align so closely with this group. While historical ties between SAIF and the PIPE Investors (through their prior collaboration in the Management-SAIF Consortium) offer one explanation, the appearance of entrenchment or aligned self-interest cannot be easily dismissed.”

The Dissenting Investor Group’s goal is clear: to reinstate a complacent and complicit board that will allow them to seize control of SINOVAC at the expense of common shareholders. SINOVAC’s Board urges shareholders to protect their investment and the future of the Company by voting the WHITE proxy card today “AGAINST” Proposal 1 and 2 at the Special Meeting.

For more details on the misdeeds and shareholder harm caused by the Imposter Former Board and Dissenting Investor Group, visit our website www.votesinovac.com.

Your Vote is Important

Your vote on or before July 8 will be about the future of SINOVAC, your receipt of your make-whole dividend payments in the near-term, and the long-term value of your investment.

We urge you to keep SINOVAC’s Board in place and vote on the WHITE proxy card “AGAINST” Proposal 1 to remove the current Board and “AGAINST” Proposal 2 to appoint the Reconstituted Imposter Former Board Slate. Your vote is critical to ensuring that SINOVAC remains on the path to stability, growth, and value creation for all shareholders.

DISCARD any items you received asking you to vote for the Reconstituted Imposter Former Board Slate. If you have already voted for the Reconstituted Imposter Former Board Slate, you can subsequently revoke it by using the WHITE proxy card or WHITE voting instruction form to vote. Only your latest-dated vote will count!

The Special Meeting of Shareholders will be held on Wednesday, July 9, 2025 at 8:00 a.m. China Standard Time (Tuesday, July 8, 2025 at 8:00 p.m. Atlantic Standard Time). Valid shareholders of record as of the close of business on May 19, 2025 are entitled to vote at the meeting.

If you have questions about how your vote can be counted, please contact our proxy solicitor, Georgeson LLC, toll free at (844) 568-1506 in the U.S and (646) 543-1968 outside the U.S. or via email at SinovacSpecialMeeting@georgeson.com.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC has filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to shareholders of record entitled to vote at the Special Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec_filings. You may also obtain copies of SINOVAC’s definitive proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

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Sinovac@fgsglobal.com